Exhibit 99.b

Schedule 1

Transactions in ADSs past 60 days to 7 July 2026

Date	Nature of the Transaction	Reporting Person	Amount of Securities Purchased/Sold	Price
06/29/26	Sale	Richard Griffiths	330,072	$10.69
06/30/26	Sale	Richard Griffiths	169,928	$10.76
07/01/26	Sale	Richard Griffiths	79,180	$10.62
07/01/26	Sale	Richard Griffiths	50,000	$10.62
07/02/26	Sale	Richard Griffiths	50,082	$10.47
07/06/26	Sale	Cream Capital Limited	865,112	$10.53